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                                   File Nos. 70-7950/70-8555



                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

           NEW ENGLAND ELECTRIC RESOURCES, INC. (NEERI)

     In accordance with the orders of the Securities and Exchange
Commission dated September 4, 1992 and May 15, 1995, the following is a report for the first quarter of 1997:

     1. NEERI is a Massachusetts corporation which was formed in January 1992. NEERI was not capitalized until October 13, 1992 when one thousand shares of NEERI common stock were issued to New England Electric System
          (NEES).

          To assist Nantucket Electric Company (NEC) in meeting its short-term needs for reliable energy, NEERI provided materials, delivery, installation, interconnection and start-up testing services for a fully automated two unit diesel driven electric generating plant at the existing NEC Airport Generating Station. The agreement provides for billing over a three year period at $25,070 per month. As of March 31, 1997, $50,140 had not yet been billed in accordance with a letter agreement and is included in Accounts Receivable.

          NEERI entered into an agreement with a company located in Pennsylvania to provide ongoing work as a subcontractor for electric meter retrofit services.
          The work took place in Massachusetts. $34,811 was recognized in the first quarter.

          NEERI is a party to four agreements to provide construction related services at job sites in Massachusetts, West Virginia, Washington and New Hampshire. A total of $129,955 was recognized under these contracts in the first quarter of 1997.
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     2.   As of March 31, 1997, NEES had purchased 1,000 shares
          of NEERI common stock and made subordinated loans totaling $9,148,999 to NEERI.

     3. As of March 31, 1997, NEERI employed no permanent personnel.

     4. As of March 31, 1997, NEERI had not purchased or received from associated companies of NEES any intellectual property.

     5. In July, 1996 NEERI International, a wholly-owned subsidiary of NEERI, was formed under the laws of the Cayman Islands. NEERI owns two shares of NEERI International, which will serve as a Project Parent for prospective EWG/FUCO investments under File No. 70-8783. NEERI International has no employees. In the quarter ending March 31, 1997, NEERI International had no revenues, but had $207,798 in expenses related to FUCO project development.

     6. Attached in Exhibits A through C are the consolidated financial statements of NEERI and NEERI International. These statements include a balance sheet, twelve months ending income statement, and statement of cash flow. All significant intercompany transactions have been eliminated.

          In May, 1995 NEERI invested $999,999 in Separation Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock. NEERI also provides maintenance services for STI equipment on an as needed basis, for which $47,948 was recognized in the first quarter of 1997.

          In July, 1996 NEERI invested $475,001 in Monitoring
          Technologies, Inc.   This investment is in the form of
          271,429 shares of Series E convertible preferred stock.

          NEERI has expended $41,484 during the first quarter in research and development activities relating to an environmental technology.





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          NEERI expended approximately $996,015 during the first
          quarter in connection with preliminary research and development activities relating to potential investments in exempt wholesale generators and foreign utility companies. $1,595 was spent for potential generation investments and $994,420 for potential transmission investments.
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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-7950 and 70-8555) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEW ENGLAND ELECTRIC RESOURCES, INC.


                                 s/John G. Cochrane

                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date: May 29, 1997